Exhibit 21.1

WISCONSIN ELECTRIC POWER COMPANY

SUBSIDIARIES AS OF DECEMBER 31, 2004

The following table includes the subsidiaries of Wisconsin Electric Power Company, an electric, gas and steam utility incorporated in the state of Wisconsin, as well as the percent of ownership, as of December 31, 2004. Wisconsin Electric is a wholly-owned subsidiary of Wisconsin Energy Corporation.

Subsidiary (a)	State of Incorporation or Organization	Percent Ownership
ATC Management Inc.	Wisconsin	37.8%
American Transmission Company LLC	Wisconsin	33.22%
Bostco LLC	Wisconsin	100%

(a)	Omits the names of certain subsidiaries, which if considered in the aggregate as a single subsidiary, would not constitute a “significant subsidiary” as of December 31, 2004.